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                              February 14, 2023

       Hong Zhida
       Chief Executive Officer
       ADDENTAX GROUP CORP.
       Kingkey 100, Block A, Room 4805
       Luohu District, Shenzhen City
       China 518000

                                                        Re: ADDENTAX GROUP
CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed January 25,
2023
                                                            File No. 333-269409

       Dear Hong Zhida:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, filed January 25, 2023

       Cover Page

   1. We acknowledge your cover page disclosure that you are a Nevada holding company, that shares are not an
equity holding in your Chinese subsidiaries, and that the Chinese government could
disallow this structure. In addition, please provide a cross-reference to your detailed
discussion of risks facing the company and the offering as a result of this structure.
   2.                                                   We note your definition
of    China    and    PRC    excludes Hong Kong. Please clarify in
                                                        your disclosure that
the legal and operational risks associated with operating in China also apply to your
operations in Hong Kong. Please also discuss in your registration statement
 Hong Zhida
FirstName LastNameHong Zhida
ADDENTAX     GROUP CORP.
Comapany14,
February  NameADDENTAX
            2023           GROUP CORP.
February
Page 2 14, 2023 Page 2
FirstName LastName
         the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to, are:
             Enforceability of civil liabilities in Hong Kong;
             Disclose on the cover page how regulatory actions related to data security or anti-
              monopoly concerns in Hong Kong have or may impact the company   s
ability to
              conduct its business, accept foreign investment or list on a U.S./foreign exchange;
              and
             Include risk factor disclosure explaining whether there are laws/regulations in Hong
              Kong that result in oversight over data security, how this oversight impacts the
              company   s business and the offering, and to what extent the
company believes that it
              is compliant with the regulations or policies that have been issued.
3. Please amend your disclosure here and in the risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions. Additionally, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary
PRC Limitation on Overseas Listing and Share Issuance, page 5

4. We note your disclosure on page 3 of the registration statement and on page 14 of your annual report, filed June 23, 2022, that your PRC businesses have the required business licenses from local authorities and your confirmation that you have all required permissions and approvals in order to conduct your business. Please confirm in your disclosure that your PRC business only requires business licenses from local authorities, otherwise please specifically disclose any other permissions or approvals required to operate your business. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.
Risk Factors, page 11

5. We note your risk factor disclosure about the Holding Foreign Companies Accountable
         Act on page 23 of your annual report filed June 23, 2022. Please include an updated risk
 Hong Zhida
ADDENTAX GROUP CORP.
February 14, 2023
Page 3
      factor in this registration statement to disclose that on December 29, 2022 the President signed into law the Consolidated Appropriations Act of 2022, which decreases the number
      of    non-inspection years    from three years to two years, and thus,
would reduce the time
      before your securities may be prohibited from trading or delisted.

6. Please revise your risk factor disclosure, or add new risk factor disclosure, to address that this offering will cause dilution and has the potential to cause price drops for existing holders of your securities. We note that the current risk factors state that stockholders
      "may" experience dilution, but it is this prospectus that is facilitating those sales.
General

7. Please update your disclosures throughout the prospectus regarding the Holding Foreign
      Companies Accountable Act to reflect the amendment of the act on December 29, 2022, to reduce from three years to two years the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the Commission must impose an
      initial trading prohibition on the issuer   s securities.
8. We acknowledge your disclosure on page 27 of the 10-K filed on June 23, 2022 that your directors and officers reside outside of the United States and addressing the challenges of bringing actions and enforcing judgments/liabilities against directors or officers located outside the United States. In addition to the existing disclosure, please identify the relevant individuals who are located in Hong Kong or the PRC, as applicable, and include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any questions.



                                                             Sincerely,
FirstName LastNameHong Zhida
                                                             Division of
Corporation Finance
Comapany NameADDENTAX GROUP CORP.
                                                             Office of Trade &
Services
February 14, 2023 Page 3
cc:       Lawrence Venick
FirstName LastName